ICG Communications, Inc.
161 Inverness Drive West
Englewood, CO 80112

Via EDGAR, Facsimile and Federal Express

August 16, 2004

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington, DC 20549-0408
Attn: Mr. Barry Summer

Re: ICG Communications, Inc.
Registration Statement on Form S-1 (File No. 333-111565)
Request for Withdrawal

Ladies and Gentlemen:

ICG Communications, Inc. (the “Registrant”) hereby makes application, pursuant to Rule 477 under the Securities Act of 1933, as amended, to withdraw its secondary resale shelf Registration Statement on Form S-1, File No. 333-111565, filed with the Securities and Exchange Commission (the “Commission”) on December 24, 2003 (the “Registration Statement”). The Registrant is applying to withdraw its Registration Statement because the selling stockholders named therein are no longer requiring the Registrant to register their shares, and because changed circumstances regarding the Registrant’s expectations for the future resulted in a determination that it would not be in the Registrant’s best interest to seek effectiveness of the Registration Statement at this time. The Registration Statement has not been declared effective and no securities have been sold under the Registration Statement. The Registrant also requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account for future use.

Should you have any questions regarding this matter, please contact Robert Mintz of Hogan & Hartson LLP, the Registrant’s counsel, at (303)-899-7399.

Sincerely,

ICG Communications, Inc.
By:	/s/ Robert E. Fish, Jr.
Robert E. Fish, Jr.
Executive Vice President and Chief Financial Officer

cc: Mr. Robert Mintz, Hogan & Hartson L.L.P.